Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

						Nine months ended
	Years ended December 31,					September 30,
	2006	2007	2008	2009	2010	2011	2010
Earnings:
Income from continuing operations(1)	$8,734	$22,921	$26,477	$49,594	$43,080	$48,814	$34,718
Equity earnings (greater than) less than distributions	596	(135)	(2,875)	(2,871)	3,316	(5,838)	2,220
Less: capitalized interest	(1,845)	(1,469)	(2,355)	(3,401)	(2,499)	(5,388)	(1,710)

Total earnings	7,485	21,317	21,247	43,322	43,897	37,588	35,228

Fixed Charges:
Interest and debt expense	60,702	51,721	75,410	75,147	89,169	90,292	65,088
Capitalized interest	1,845	1,469	2,355	3,401	2,499	5,388	1,710
Portion of rentals representing an interest factor	3,432	3,910	6,723	7,052	7,092	7,341	5,388

Total fixed charges	65,979	57,100	84,488	85,600	98,760	103,021	72,186

Earnings available for fixed charges	$73,464	$78,417	$105,735	$128,922	$142,657	$140,609	$107,414

Ratio of earnings to fixed charges	1.11	1.37	1.25	1.51	1.44	1.36	1.49

(1)	Excludes income attributable to non-controlling interests.